Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Loss and Other Comprehensive Income

		Three months ended June 30,		Six months ended June 30,
	Notes	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Revenue	3	5,733	7,787	14,003	16,042
Total revenue		5,733	7,787	14,003	16,042

Net other operating income / (expense)		40	346	(42)	356
Research and development costs		(16,471)	(16,378)	(36,356)	(37,157)
Administrative expenses		(23,801)	(12,250)	(43,985)	(21,855)
Operating loss		(34,499)	(20,495)	(66,380)	(42,614)

Finance income	4	12	222	34	1,605
Finance costs	5	(1,288)	(635)	(3,148)	(1,702)
Non-operating expense		(1,276)	(413)	(3,114)	(97)

Loss before taxation		(35,775)	(20,908)	(69,494)	(42,711)
Income tax credit	6	2,813	3,691	7,494	6,855
Loss for the period		(32,962)	(17,217)	(62,000)	(35,856)

Other comprehensive income
Other comprehensive income that are or may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(38)	(45)	(130)	322
Total other comprehensive (loss) / income for the period		(38)	(45)	(130)	322

Total comprehensive loss for the period		(33,000)	(17,262)	(62,130)	(35,534)
Basic and diluted loss per share - £	7	(0.75)	(0.63)	(1.51)	(1.39)

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Financial Position as at

	Notes	June 30, 2021 £’000	December 31, 2020 £’000
Non-current assets
Property, plant and equipment	8	10,988	13,754
Right of use assets		22,391	23,093
Investment in sub-lease		470	776
Other non-current financial assets		5,476	4,410
Deferred tax asset		2,192	2,230
Total non-current assets		41,517	44,263
Current assets
Trade and other receivables	9	12,198	10,280
Tax receivable		20,428	12,935
Cash and cash equivalents		278,870	129,716
Total current assets		311,496	152,931
Total assets		353,013	197,194
Equity
Share capital	11	88	64
Share premium	11	211,286	-
Foreign currency translation reserve	11	33	163
Other reserves	11	386,167	386,167
Share-based payment reserve	11, 12	36,434	18,821
Accumulated deficit		(411,869)	(349,869)
Total equity		222,139	55,346
Non-current liabilities
Interest-bearing loans and borrowings	10	36,135	36,654
Deferred liabilities		14,953	24,868
Lease liabilities		24,923	25,190
Provisions		175	138
Total non-current liabilities		76,186	86,850
Current liabilities
Interest-bearing loans and borrowings	10	546	-
Trade and other payables	13	27,027	25,728
Deferred liabilities		25,395	27,118
Lease liabilities		1,605	2,043
Provisions		115	109
Total current liabilities		54,688	54,998
Total liabilities		130,874	141,848
Total equity and liabilities		353,013	197,194

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2021 - adjusted		64	-	163	18,821	386,167	(349,869)	55,346
Loss for the period		-	-	-	-	-	(62,000)	(62,000)
Other comprehensive loss		-	-	(130)	-	-	-	(130)
Total comprehensive loss for the period		-	-	(130)	-	-	(62,000)	(62,130)
Issue of share capital	11	24	210,961	-	-	-	-	210,985
Equity-settled share-based payment transactions	11, 12	-	325	-	17,613	-	-	17,938
At June 30, 2021		88	211,286	33	36,434	386,167	(411,869)	222,139

At January 1, 2020 - adjusted		49	-	(32)	10,659	283,201	(279,106)	14,771
Loss for the period		-	-	-	-	-	(35,856)	(35,856)
Other comprehensive income		-	-	322	-	-	-	322
Total comprehensive income / (loss) for the period		-	-	322	-	-	(35,856)	(35,534)
Conversion of interest-bearing loan		-	-	-	-	-	(510)	(510)
Derecognition of derivative liability		-	-	-	-	-	3,840	3,840
Issue of share capital	11	6		-	-	47,135	-	47,141
Equity-settled share-based payment transactions	11, 12	-	-	-	3,392	-	-	3,392
At June 30, 2020		55	-	290	14,051	330,336	(311,632)	33,100

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2021 £’000	2020 £’000
Cash flows from operating activities
Loss for the period	(62,000)	(35,856)
Adjustments for:
Depreciation of property, plant and equipment	2,858	3,259
Depreciation of right of use assets	723	1,242
Loss on disposal of property, plant and equipment	182	23
Net finance costs	3,114	97
Foreign exchange (gain) / loss	(616)	416
Equity settled share-based payment expenses	17,938	3,392
Income tax credit	(7,494)	(6,855)
Working capital adjustments:
Increase in trade and other receivables	(2,984)	(1,834)
Increase / (decrease) in trade and other payables	1,299	(9,942)
Movement in provisions and other charges	43	(62)
Decrease in deferred liabilities	(11,638)	(13,160)
Cash used in operations	(58,575)	(59,280)
Net income tax credit received	-	18,635
Net cash used in operating activities	(58,575)	(40,645)
Cash flows from investing activities
Bank interest received on cash and cash equivalents	15	258
Proceeds from sale of property, plant and equipment	64	15
Purchase of property, plant and equipment	(356)	(2,073)
Proceeds from investment in sub-leases	321	116
Net cash flows used in investing activities	44	(1,684)
Cash flows from financing activities
Proceeds from exercise of share options	-	45
Gross proceeds from issue of share capital	226,528	27,288
Costs from issue of share capital	(15,543)	(58)
Interest paid on non-current interest-bearing loan	(1,623)	-
Repayment of lease liabilities	(1,601)	(2,221)
Net cash flows from financing activities	207,761	25,054
Increase/(decrease) in cash and cash equivalents	149,230	(17,275)
Net foreign exchange difference on cash held	(76)	118
Cash and cash equivalents at beginning of the period	129,716	73,966
Cash and cash equivalents at end of the period	278,870	56,809

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Notes to the Financial Statements

1. Organization and nature of business

General information

Immunocore Holdings plc (the “Company”) is a public limited company incorporated in England and Wales and has the following wholly owned subsidiaries, Immunocore Limited, Immunocore LLC, Immunocore Commercial LLC, Immunocore Ireland Limited and Immunocore Nominees Limited (collectively referred to as the “Group”).

On February 9, 2021, the Company completed its initial public offering (“IPO”) of 11,426,280 American Depositary Shares (“ADSs”) representing 11,426,280 ordinary shares with nominal value of £0.002 per ordinary share for aggregate gross proceeds of $297,083,000.  The Company’s ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “IMCR” on February 5, 2021.

In addition to the ADSs sold in the IPO, the Company completed the concurrent sale of an additional 576,923 ADSs at the initial offering price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Bill & Melinda Gates Foundation (“Gates Foundation”).

Prior to completion of the IPO, Immunocore Holdings Limited was incorporated in England and Wales on January 7, 2021.  Following a subsequent corporate reorganization, Immunocore Holdings Limited became the ultimate parent company for the Group and was re-registered as a public limited company with the name Immunocore Holdings plc, the registrant. The corporate reorganization has been accounted for as a business combination under common control and therefore, Immunocore Holdings plc is a continuation of Immunocore Limited and its subsidiaries.  The corporate reorganization has been given retrospective effect in these financial statements and such financial statements represent the financial statements of Immunocore Holdings plc.

The principal activity of the Group is pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, the Group is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The accounting policies and methods of computation applied in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s annual financial statements for the year ended December 31, 2020.

The unaudited condensed consolidated interim financial statements do not include all of the information required for the full annual financial statements and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 25, 2021 (the “Annual Report”).

The unaudited condensed and consolidated interim financial statements have been prepared under the historical cost basis, as modified by the recognition of certain financial instruments measured at fair value and are presented in pounds sterling which is the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Date of authorization

These unaudited condensed consolidated interim financial statements were prepared at the request of the Company’s Board of Directors (the “Board”) and were approved by the Board on August 11, 2021 and signed on its behalf by Dr. Bahija Jallal, Chief Executive Officer of the Group.

Adoption of New Accounting Standards

There have been no recent new accounting standards that have had an impact on these unaudited condensed consolidated interim financial statements. New accounting standards not listed below were assessed and determined to be either not applicable or did not have a material impact on the unaudited condensed consolidated interim financial statements or processes.

During the six-month period ended June 30, 2020, Interest Rate Benchmark Reform – Phase 1, issued by the International Accounting Standards Board (“IASB”), became effective. Phase 1 contained amendments to IFRS 9, IAS 39, and IFRS 7 related to the impact of interest rate benchmark reform on hedging relationships.  These amendments were not applicable to the Group, as the Group does not have any hedging arrangements. During the six month period ended June 30, 2021, the Group adopted the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16 related to Interest Rate Benchmark Reform – Phase 2, issued by the IASB, which addresses issues that might affect financial reporting during the reform on an interest rate benchmark.  The only financial instrument subject to interest rate reform is the Group’s loan and security agreement (“Loan Agreement”) with Oxford Finance Luxembourg S.A.R.L. (“Oxford Finance”), which has a carrying amount of £36,681,000 as of June 30, 2021 (£36,654,000 as of December 31, 2020).  Currently, borrowings under the Loan Agreement bear interest at an annual rate equal to LIBOR plus 8.85%, with a minimum rate of 9.01% and a maximum rate of 12.01%.  LIBOR is the subject of recent national, international, and other regulatory guidance and proposals for reform, which may cause LIBOR to cease to exist after 2021 or to perform differently than in the past. While the Group expects that alternatives to LIBOR will be implemented prior to the 2021 target date or that the 2021 cessation date may be extended, the consequences and timing of these developments cannot be predicted. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. A transition away from LIBOR as a benchmark for establishing the applicable interest rate may adversely affect the Group’s outstanding variable-rate indebtedness.

Going concern

The Group reported cash and cash equivalents of £278,870,000 and net current assets of £256,808,000 as at June 30, 2021, with an operating loss for the six months ended June 30, 2021 of £66,380,000.  The Group did not generate positive operational cash flow which was largely due to the continuing focus on the research, development, and clinical activities to advance the programs within the Group’s pipeline. During the six months ended June 30, 2021, the Company completed its IPO and the private placement to the Gates Foundation and received net proceeds of $286,887,000.

In assessing the going concern assumptions, the Board has undertaken an assessment of the forecasts, prepared through the end of 2022. As part of this assessment, the Board has considered the impact of the ongoing coronavirus 2019 (‘‘COVID-19’’) pandemic and have concluded that COVID-19 may have an impact, but the Board considers that any future impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to the Company’s financial statements.

Given the current cash position and the assessment performed, the Board is confident that the Group will have sufficient funds to continue to meet its liabilities as they fall due until at least the end of 2022 and therefore, have prepared the financial statements on a going concern basis. As the Group continues to incur significant expenses in the pursuit of its business strategy, additional funding will be needed before the existing programs are expected to reach commercialization, which would potentially lead to operational cash inflows. Until the Group can generate significant revenue from product sales, if ever, it expects to finance its operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Estimates and judgements

The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as contingent liabilities and income and expenses in the financial period.

The estimates and associated assumptions are based on information available when the unaudited condensed consolidated interim financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Judgements and assumptions are primarily made in relation to revenue recognition, the valuation of ordinary shares prior to the IPO, the incremental borrowing rate for leases and valuation of derivatives.

Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual results.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they become known and are applied prospectively.

Those judgements and estimates made, together with our significant accounting policies, are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2020, included in the Annual Report. There have been no changes to these accounting policies for the six months ended June 30, 2021.

IPO related expenses

Incremental costs incurred and directly attributable to the offering of securities were deducted from the related proceeds of the IPO. The net amount is recorded as contributed shareholders’ equity in the period when such shares, represented by ADSs, were issued. Costs that are not incremental and directly attributable to issuing new shares, represented by ADSs, are recorded as an expense in the consolidated statements of loss and other comprehensive income. Costs that relate to both new share issuances and listing of existing shares are allocated between those functions on a rational and consistent basis. In the absence of a more specific basis for apportionment, an allocation of common costs based on the proportion of new shares issued to the total number of (new and existing) shares listed has been used.

3. Revenue

Revenue recognized during the three and six months ended June 30, 2021 and 2020 was from collaboration agreements with GlaxoSmithKline Intellectual Property Development Ltd (“GlaxoSmithKline”), Eli Lilly and Company (“Eli Lilly”) and Genentech, Inc. (“Genentech”).

	For the three months ended June 30,		For the six months ended June 30,
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
GlaxoSmithKline	1,286	1,705	4,656	2,400
Eli Lilly	-	424	-	3,098
Genentech	4,447	5,658	9,347	10,544
	5,733	7,787	14,003	16,042

United Kingdom	1,286	1,705	4,656	2,400
United States	4,447	6,082	9,347	13,642
	5,733	7,787	14,003	16,042

Genentech Collaboration.

During the three and six months ended June 30, 2021, the Group recognized £4,447,000 and £9,347,000 of revenue, respectively, relating to the 2018 Genentech Agreement and Imm-C103C (for the three and six months ended June 30, 2020: £5,658,000 and £10,544,000, respectively). The revenue recognized represents both deductions from deferred revenue and research and development costs reimbursed, predominantly for clinical trial costs. Such reimbursements arise in order to ensure that research and development costs are shared equally in-line with the Genentech Agreement. Of the total revenue recognized during the three and six months ended June 30, 2021, £175,000 and £803,000, respectively, represented research and development cost reimbursements (for the three and six months ended June 30, 2020: £1,385,000 and £1,636,000 respectively).

GlaxoSmithKline Collaboration

During the three and six months ended June 30, 2021, the Group recognized £1,286,000 and £4,656,000 of revenue, respectively, relating to the GlaxoSmithKline Agreement (for the three and six months ended June 30, 2020: £1,705,000 and £2,400,000 respectively). Of the total revenue recognized during the three and six months ended June 30, 2021, £971,000 and £1,562,000 respectively, represented research and development cost reimbursement (for the three and six months ended June 30, 2020: £891,000 and £1,215,000 respectively). Such reimbursements arise where research and development costs in excess of a defined amount are incurred on one specified program.  Following an annual portfolio review, in March 2021, GlaxoSmithKline and the Group elected not to move forward with the expansion stage of the ongoing Phase 1 clinical trial for GSK-01 targeting NY-ESO. GlaxoSmithKline have forgone their option to acquire an exclusive license to this program and therefore, ownership of the program and NY-ESO target will remain with the Group. Accordingly, the balance of deferred revenue of £2,463,000 was released in full.

Eli Lilly Collaboration

During the three and six months ended June 30, 2021, the Group recognized no revenue relating to the Eli Lilly Agreement (for the three and six months ended June 30, 2020: £424,000 and £3,098,000, respectively). During the six months ended June 30, 2020, after a change in overall program focus under the Eli Lilly collaboration, the £3,132,000 balance of deferred revenue was released in full.  While the focus of the remaining programs is reviewed, a deferred revenue balance of £7,361,000 is held under current liabilities in respect of both the second and third programs.

Deferred revenue

For the six months ended June 30, 2021 and the year ended December 31, 2020, deductions from deferred revenue represent revenue recognized during the period. During the six months ended June 30, 2021 and the year ended December 31, 2020 there were no additions to deferred revenue.

The total revenue recognized during the three and six months ended June 30, 2021 was £5,733,000 and £14,003,000, respectively, of which £4,587,000 and £11,638,000, respectively, was included in deferred revenue at January 1, 2021 and the balance of £1,146,000 and £2,365,000, respectively, relates to reimbursed research and development costs. The total revenue recognized during the three months and six months ended June 30, 2020 was £7,787,000 and £16,042,000 respectively, of which £5,511,000 and £13,191,000, respectively, was included in deferred revenue at January 1, 2020 and the balance of £2,276,000 and £2,851,000 respectively, relates to reimbursed research and development costs. Reimbursed research and development costs are recognized gross as revenue.  No revenue was recognized in the three or six months ended June 30, 2021 relating to performance obligations satisfied in previous years (for the three and six months ended June 30, 2020: £nil).

	At June 30, 2021 £’000	At December 31, 2020 £’000
Current deferred revenue:
GlaxoSmithKline	945	2,668
Eli Lilly	7,361	7,361
Genentech	17,089	17,089
Current deferred revenue	25,395	27,118
Non-current deferred revenue:
GlaxoSmithKline	-	1,371
Genentech	14,953	23,497
Non-current deferred revenue	14,953	24,868
Total deferred revenue	40,348	51,986

Deferred revenue is in respect of the upfront fee and development milestone consideration received from the various collaboration agreements in advance of services performed by the Group.

4. Finance income

	For the three months ended June 30,		For the six months ended June 30,
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Bank interest on cash and cash equivalents	4	214	15	300
Interest on investment in sub-lease	8	8	19	18
Gain on change in fair value of derivative liability	-	-	-	1,287
	12	222	34	1,605

The derivative liability represents a foreign exchange call option over certain series B shares which was settled in full in March 2020, resulting in a gain of £1,287,000 based on the fair value as at derecognition, and a credit to equity of £3,840,000.

The fair value of this derivative liability at the time of derecognition was determined using an option pricing model using a range of inputs both quoted, observable and unobservable in nature. The unobservable input was the expected final closing of the series B preferred share financing. The resulting derivative liability was not sensitive to changes in the expected close date nor in changes to other underlying input assumptions.

5. Finance costs

	For the three months ended June 30,		For the six months ended June 30,
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Interest expense on lease liabilities	434	635	873	1,277
Interest expense on financial liabilities measured at amortized cost	854	-	2,275	159
Loss from change in fair value of embedded derivative asset	-	-	-	266
	1,288	635	3,148	1,702

Interest expense for the three and six months ended June 30, 2021 is related to the $50.0 million of borrowings under the debt facility with Oxford Finance entered into on November 6, 2020 and includes £546,000, representing a fee of $750,000, that became payable to Oxford Finance on completion of the IPO on February 9, 2021, (see Note 10).

Interest expense for the three and six months ended June 30, 2020 related to the convertible loan with the Gates Foundation, which was partially converted into series B preferred shares in March 2020.

The convertible loan received from the Gates Foundation contains conversion features which were accounted for as an embedded derivative and separated from the convertible loan. During the three and six months ended June 30, 2020, the loss from the change in fair value of the embedded derivative asset represented the movement in fair value of this embedded derivative asset on derecognition arising from the conversion of the loan into series B preferred shares in March 2020.

The fair value of this embedded derivative asset at the time of derecognition was determined using an option pricing model, discounted and probability weighted for the conversion features within the underlying convertible loan, which included unobservable (Level 3) inputs supported by little or no market activity. Significant unobservable inputs used in the fair value measurement of the embedded derivative asset were predominantly regarding the probability of each of the conversion features occurring.

6. Income tax

Income tax credit is recognized at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted-average annual income tax credit rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax credit rate in the interim financial statements may differ from the Group’s estimate of the effective tax credit rate for the annual financial statements.

The Group’s consolidated effective tax credit rate for the three months ended June 20, 2021 was 7.9% (for the three months ended June 30, 2020: 17.7%), for the six months ended June 20, 2021 was 10.8% (for the six months ended June 30, 2020: 16.0%).

A deferred tax asset of £2,192,000 has been recognized as of June 30, 2021 (December 31, 2020: £2,230,000) representing unused tax credits carried forward for Immunocore LLC following an annual assessment, or periodically as required, of all available and applicable information, including its forecasts of costs and future profitability and the resulting ability to reverse the recognized deferred tax assets over a short period of time.

7. Basic and diluted loss per share

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Loss for the period (£’000s)	(32,962)	(17,217)	(62,000)	(35,856)
Basic and diluted weighted average number of shares	43,786,088	27,195,976	41,133,447	25,783,069
Basic and diluted loss per share (£) (1)	(0.75)	(0.63)	(1.51)	(1.39)

(1) The basic and diluted loss per share are adjusted for the (i) the exchange of shares of Immunocore Limited for shares of Immunocore Holdings Limited on a 1 for 100 basis, and (ii) the reorganization of the share capital of Immunocore Holdings plc, resulting in a consolidation with the effect of a 20 to 1 reverse stock split on the Company’s ordinary shares and non-voting ordinary shares, all of which took place in connection with the IPO which closed on February 9, 2021. Refer to Note 11 for further information.

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, including ordinary shares represented by ADSs. The dilutive effect of potential shares through equity settled transactions are considered to be anti-dilutive as they would decrease the loss per share and are, therefore, excluded from the calculation of diluted loss per share.

8. Property, plant and equipment

During the six months ended June 30, 2021, the Group acquired assets at a cost of £355,000, of which £282,000 were additions to plant and equipment, primarily laboratory equipment, and wrote-off leasehold improvements totaling £231,000.

9. Trade and other receivables

	June 30, 2021 £’000	December 31, 2020 £’000
Trade receivables	603	2,051
Other receivables	1,685	1,722
Prepayments and accrued income	9,910	6,507
	12,198	10,280

Included within prepayments and accrued income are amounts paid in advance for clinical trials that are expected to be expensed within 12 months.

10. Interest-bearing loans and borrowings

	June 30, 2021 £’000	December 31, 2020 £’000
Current interest-bearing loans and borrowings	546	-
Non-current interest-bearing loans and borrowings	36,135	36,654
	36,681	36,654

On November 6, 2020, the Group entered into a loan and security agreement with Oxford Finance for the provision of up to $100 million debt financing to be provided under three tranches, of which the first tranche of $50 million was received on execution of the agreement. Upon closing of the IPO on February 9, 2021, a fee of £546,000 ($750,000) became payable to Oxford Finance. The carrying value of the Oxford Finance loan approximates the fair value of the loan.

11. Capital and reserves

IPO and Impact of Corporate Reorganization

On January 7, 2021 Immunocore Holdings Limited was incorporated as a private limited company under the laws of England and Wales with nominal assets and liabilities for the purpose of becoming the holding company of Immunocore Limited.

On January 22, 2021, each holder of series A preferred shares, series B preferred shares, series C preferred shares, Growth Shares and ordinary shares in Immunocore Limited, sold and transferred their shares to Immunocore Holdings Limited in exchange for 100 shares of the same class at par value of 0.01 pence in Immunocore Holdings Limited.  Following this share exchange, Immunocore Limited became a wholly owned subsidiary of Immunocore Holdings Limited.

All Immunocore Limited share options granted to directors and employees under share option plans that were in existence immediately prior to the reorganization were exchanged for share options in Immunocore Holdings Limited on a one-for-100 basis.

Following the share exchange, Immunocore Limited undertook a reorganization of its share capital to re-designate its series A preferred shares, series B preferred shares, series C preferred shares and Growth shares into a single class of ordinary shares and subsequently undertook a share capital reduction, cancelling all amounts standing to the credit of its share premium account and cancelling 6,414,412 ordinary shares.

On February 1, 2021, Immunocore Holdings Limited was re-registered as a public limited company (“plc”) with the name Immunocore Holdings plc. The Company’s consolidated assets and liabilities immediately following the reorganization were the same as Immunocore Limited immediately before the reorganization.

Effective immediately prior to completion of the IPO, the Company re-organized its share capital whereby all of the outstanding series A preferred shares, series B preferred shares and series C preferred shares were re-designated as ordinary shares of the Company on a one for one basis.  A total of 16,632,540 of the ordinary shares, following the re-designation of the series C preferred shares, were converted to a separate class of non-voting ordinary shares. A total of 6,250,000 Growth Shares were re-designated of which 4,324,000 of the Growth Shares were re-designated as deferred shares of the Company. The remaining 1,926,000 Growth Shares were re-designated in the ratio of one ordinary share, issued for non-cash consideration and three deferred shares.

Immediately following these re-designations referred to above every 20 ordinary shares of £0.0001 and every 20 non-voting ordinary shares of £0.0001 in the Company were consolidated into one ordinary share and one non-voting ordinary share of £0.002.

On February 9, 2021, the Company completed an IPO of 11,426,280 ADSs representing 11,426,280 ordinary shares with nominal value of £0.002 per ordinary share, for gross proceeds of $297,083,000.  In addition to the ADSs sold in the IPO, the Company completed the concurrent sale of an additional 576,923 ADSs, representing 576,923 ordinary shares with a nominal value of £0.002 per ordinary share, at the initial offering price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Gates Foundation.  The total aggregate gross proceeds were $312,083,000 (£226,528,000).  A total of £15,543,000 representing underwriting discounts and commissions and other offering expenses incurred incrementally and directly attributable to the offering of securities and have been deducted from the gross proceeds of the IPO.

Under the terms of the Company’s agreement with the Gates Foundation, the Group is required to develop, manufacture and commercialize soluble TCR bispecific therapeutic candidates targeted to mutually agreed neglected diseases, currently HIV, with the potential to treat people at an affordable price in developing countries. In the event of certain defaults by the Group under the agreement, the Gates Foundation has the right to sell, or require the Group to buy-back, any of the shareholdings in the Group held by the Gates Foundation. In such an event, if within 12 months after such redemption or sale, the Group experiences a change in control at a valuation of more than 150% of the valuation used for the redemption or the sale of the shares, the Group has agreed to pay the Gates Foundation compensation equal to the excess of what it would have received in such transaction if it still held its shares at the time of such change of control over what it received in the sale or redemption of its shares.

The table below reflects the number of preferred, growth, ordinary, and deferred issued and outstanding at December 31, 2021 and June 30, 2021 and also reflects the conversion of preferred and Growth Shares on 1-for-20 basis in the current and previous periods and the creation of deferred shares.

Share Capital

Issued share capital (0.2p per share, except deferred shares which are 0.01p per share)	Growth Shares	Series A Shares	Series B Shares	Series C Shares	Ordinary Shares	Deferred Shares
At January 1, 2021 – adjusted	391	-	-	-	31,782,885	5,793,501
Repurchased and cancelled	(391)	-	-	-	-	-
New shares issued for cash	-	-	-	-	12,003,203	-
At June 30, 2021	-	-	-	-	43,786,088	5,793,501

The impact of the corporate reorganization reflects the combined effect of each of the steps of the corporate reorganization set out in this Note 11.  Included within ordinary shares are 831,627 non-voting ordinary shares.  A total of 391 Growth Shares with a nominal value of £0.0001 per Growth Share were repurchased and cancelled.

Shares at Par Value	June 30, 2021 £	December 31, 2020 £
Allotted, called up and fully paid
Ordinary shares	87,572	268
Series A shares	-	170
Series B shares	-	115
Series C shares	-	82
Growth shares	-	6
Deferred shares	579	---
	88,151	641

Share premium

£’000
At January 1, 2021 – adjusted	-
New shares issued for cash	210,961
Equity-settled share-based payment transactions	325
At June 30, 2021	211,286

The £325,000 of share premium is attributable to ordinary shares issued for non-cash consideration arising from the redesignation of 1,926,000 Growth Shares in the ratio of one ordinary share, issued for non-cash consideration and three deferred shares.

Nature and purpose of reserves

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees. All other reserves are as stated in the consolidated statement of changes in equity.

The other reserve arose as a result of the corporate reorganization described above.

No dividends were paid or declared in the six months ended June 30, 2021 (for the six months ended June 30, 2020: £nil).

12. Share-based payments

The Group operates various employee share schemes that grant equity settled awards to certain employees and directors to acquire shares in the Group at a specified exercise price.  Grants are normally exercisable over a four-year period with 25% vesting at the end of the first year and the remaining award vesting quarterly over the following three years. All awards lapse on the tenth anniversary from the date of grant and are not entitled to dividends.

The total charge, to the consolidated statement of loss and other comprehensive loss, for such share-based payment plans during the three and six months ended June 30, 2021 was £9,342,000 and £17,938,000 respectively (three and six months ended June 30, 2020 £3,187,000 and £3,392,000, respectively).

Immediately prior to completion of the IPO, the Group undertook a corporate reorganization (see Note 11), the following changes were undertaken in respect to share options and growth share awards in existence immediately prior to the reorganization.

All Immunocore Limited share options and Growth Shares granted to directors and employees under share incentive arrangements that were in existence immediately prior to the reorganization were exchanged for share options and Growth Shares in the Company on a one-for-100 basis with no change in any of the vesting terms and exercise prices.

Immediately prior to completion of the IPO, the Company reorganized its share capital which included the re-designation of 6,250,000 Growth Shares, or 312,500 Growth Shares reflecting the consolidation of every 20 ordinary shares into one ordinary share of £0.002, as both ordinary shares and deferred shares (see Note 11).  Previously awarded Growth Shares were replaced with an award of share options in the Company on a one-for-one basis.  For 216,200 of these replacement share option awards, the vesting terms and exercise prices were substantially unchanged.  For the remaining 96,300 replacement share option awards the vesting terms and exercise prices and revised to an extent that these Growth Shares are considered cancelled, for the purpose of determining the share-based payment charge, prior to the replacement share options being awarded. In addition, the replacement ordinary shares that arose from the re-designation of Growth Shares resulted in an incremental fair value of £325,000, attributed to share premium.

Immediately following these re-designations referred to above every 20 share options over ordinary shares of £0.0001 in the Company was consolidated into one share option over an ordinary share of £0.002.  At the same time, the exercise price for each of the outstanding share options was adjusted to reflect the reorganization, subject to a minimum exercise price equal to the nominal value of a share and was re-designated into U.S. Dollars.  The adjustment to exercise price did not impact the fair value of the underlying share options, with the exception of the 96,300 replacement share options re-designated from Growth Shares where the exercise price was increased.

Those share options awarded in 2019 were modified at the same time as the corporate reorganization, through the removal of accelerated vesting conditions under certain circumstances.  The incremental fair value granted was valued on a consistent basis to other awards made within the Group and was valued at $5.19 per share and has been applied to those unvested awards as at the date of modification resulting in an incremental charge to the consolidated statement of loss and other comprehensive loss of £1,820,000 for that period.  During March 2020, those share options awarded in 2019 were modified through a reduction in the associated exercise price from $40.932 to $17.4643 per share. The incremental fair value granted was valued on a consistent basis to other awards made within the Group and was valued at $3.84 per share and has been applied to those unvested awards as at the date of modification resulting in an incremental charge to the consolidated statement of loss of £65,000 for that period.

During the six months ended June 30, 2021, options over a total of 4,534,527 shares were awarded (for the six months ended June 30, 2020: 721,850) which will vest over a four-year period from the date of grant, with 25% of the award vesting at the end of the first year and the remaining award vesting quarterly over the following three years.  The awards are not entitled to dividends prior to exercise. There were no grants during the three months ended June 30, 2021 or during the three and six months ended June 30, 2020.

The number and weighted average exercise prices of share options are as follows:

Number of shares issuable	Number of share options (#)	Weighted average exercise price ($)
Outstanding at January 1, 2021	4,551,359	17.16
Awards granted	4,534,527	26.18
Awards exercised	-	-
Awards forfeited	(59,050)	19.80
Awards replacing growth shares	312,500	38.72
Outstanding at June 30, 2021	9,339,336	22.25
Exercisable at June 30, 2021	2,234,569	19.28

The weighted average fair value of options granted in the six months ended June 30, 2021 was $16.23.

The number and weighted average hurdle rate of Growth Shares are as follows:

Number of shares issuable	Number of growth Shares	Weighted average hurdle rate $
Outstanding at January 1, 2021	314,456	37.53
Awards forfeited	(1,956)	40.95
Awards replaced with options	(312,500)	37.48
Outstanding at June 30, 2021	-	-
Exercisable at June 30, 2021	-	-

For share options outstanding at June 30, 2021, the range of exercise prices and weighted average remaining contractual life are as follows:

Share options
Exercise price $	Number of Options	Weighted average remaining contractual life
11.8348	459,970	3.7
17.4643	3,996,221	9.0
26.00	4,553,923	9.6
32.983	16,545	4.5
40.932	123,350	8.2
41.74	52,482	9.8
46.3896	136,845	9.6

Awards granted in the six months ended June 30, 2021, have been valued using the Black-Scholes option pricing model. The assumptions used in the models for share options granted during the six months ended June 30, 2021, are as follows:

	February 2021	April 2021
Share price at grant date	$26.00	$41.74
Exercise price	$26.00	$41.74
Expected volatility	88%	89%
Expected life	4 years	4 years
Risk-free rate	(0.05%)	0.25%
Fair value	$16.16	$26.18

As the Group completed its IPO on February 9, 2021, there is insufficient trading history at this time to derive historical volatility from the Group’s own ADS price.  Accordingly, the expected volatility is determined by reference to the historical volatility of similar listed entities.  The expected volatility used reflects the assumption that the historical volatility over a period similar to the life of the awards is indicative of future trends, which may not necessarily be the actual outcome. The expected life of the share options is based on expectations and is not necessarily indicative of exercise patterns that may occur. The risk-free rate is based on the Bank of England’s estimates of gilt yield curve as at the respective grant dates.

13. Trade and other payables

	June 30, 2021 £’000	December 31, 2020 £’000
Trade payables	5,927	5,783
Other taxation and social security	690	620
Accruals	20,410	19,325
	27,027	25,728

14. Commitments and contingencies

The following table summarizes the Group’s contractual obligations as of June 30, 2021:

£’000s	Less than 1 year	1-3 years	3-5 Years	More than 5 years	Total
Lease liabilities – existing	3,364	5,208	4,355	31,364	44,291
Lease liabilities – contingent	282	2,308	2,417	1,559	6,566
Manufacturing	2,263	522	-	-	2,785
Capital commitments	139	-	-	-	139
Total contractual obligations	6,048	8,038	6,772	32,923	53,781

The following table summarizes the Group’s contractual obligations as of December 31, 2020:

£’000s	Less than 1 year	1-3 years	3-5 Years	More than 5 years	Total
Lease liabilities – existing	3,529	5,322	4,286	32,600	45,737
Lease liabilities – contingent	-	2,254	2,471	1,841	6,566
Manufacturing	2,824	500	-	-	3,324
Capital commitments	77	-	-	-	77
Total contractual obligations	6,430	8,076	6,757	34,441	55,704

The Group has contractual obligations for two leasehold properties under which it is obligated to take on the leases should the properties become vacant at specified dates in the future.  For both properties, the Group has reassessed these contingent events as at June 30, 2021, and has continued to recognize a contingent commitment totaling £6,566,000 (December 31, 2020: £6,566,000).

The Group entered into two guarantee agreements during the year ended December 31, 2020, associated with the termination of the lease term for one of the leasehold properties.  These agreements indemnify the lessor for certain costs in the event of the new lessee defaulting under their lease agreement for the leasehold property. As at June 30, 2021, the Group does not expect to make future payments as a result of these agreements.